PROSPECTUS SUPPLEMENT

(to prospectus dated May 24, 2023)

Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-267509

WESTROCK COFFEE COMPANY

19,144,120 Shares of Common Stock Issuable Upon Exercise of Warrants

94,177,736 Shares of Common Stock

This prospectus supplement supplements the prospectus dated May 24, 2023 (the “Prospectus”), which forms a part of Post-Effective Amendment No. 2 to the registration statement of Westrock Coffee Company, a Delaware corporation (“Westrock”, “us”, “our”, “we”), on Form S-1 (No. 333-267509) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2023 and declared effective by the SEC on May 31, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current reports filed on June 13, 2023 and June 30, 2023 with the SEC (the “Current Reports”). Accordingly, we have attached the Current Reports to this prospectus supplement.

This prospectus supplement relates to the issuance by us of up to 19,144,120 shares of common stock, par value $0.01 per share (the “Common Shares”), of Westrock that are issuable by us upon the exercise of the outstanding warrants (the “Warrants”), which were previously registered, including Warrants that are listed on the Nasdaq Stock Market (such Warrants, the “Public Warrants”).

This prospectus supplement also relates to the potential offer and sale from time to time by the securityholders named in the Prospectus or certain transferees (as described in the Prospectus) (the “Holders”) of up to 94,177,736 Common Shares, consisting of (i) 19,025,784 Common Shares issued in the PIPE Financing (as defined herein), (ii) up to 7,400,000 Common Shares issuable upon exercise of the Warrants (the “Private Placement Warrants”) held by Riverview Sponsor Partners, LLC (“Riverview Sponsor”), (iii) 39,876,723 Common Shares held by our pre-Business Combination (as defined in the Prospectus) equityholders, (iv) 4,309,000 Common Shares held by entities affiliated with R. Brad Martin (excluding Common Shares issued in the PIPE Financing) and (v) up to 23,566,229 Common Shares issuable upon the conversion of the outstanding shares of Series A convertible preferred stock, par value $0.01 per share, of Westrock (the “Series A Preferred Shares”).

This prospectus supplement is not offering any Warrants or Series A Preferred Shares.

The Holders may offer, sell or distribute all or a portion of the securities registered on the Prospectus publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the Common Shares. We will receive proceeds from the exercise of the Warrants in cash. The exercise price of our Warrants is $11.50 per Common Share. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Shares. If the trading price for our Common Shares is less than $11.50 per share, we believe holders of our Warrants are unlikely to exercise their Warrants. Conversely, the Warrant holders are more likely to exercise their Warrants the higher the price of our Common Shares is above $11.50 per share. The closing price of our Common Shares on the Nasdaq Stock Market on June 29, 2023 was $11.15. The Warrants are exercisable on a cashless basis under certain circumstances specified in the amended and restated warrant agreement for the Warrants. To the extent that any Warrants are exercised on a cashless basis, the aggregate amount of cash we would receive from the exercise of the Warrants will decrease.

We will generally bear all costs, expenses and fees in connection with the registration of the securities being offered pursuant to the Prospectus (as amended or supplemented), including with regard to compliance with state securities or “blue sky” laws. The Holders will bear all commissions and discounts, if any, attributable to their sale of Common Shares. See the sections titled “Use of Proceeds” and “Plan of Distribution” in the Prospectus. The Common Shares and Public Warrants are listed on the Nasdaq Stock Market under the symbols “WEST” and “WESTW,” respectively. On June 29, 2023, the closing price of our Common Shares on the Nasdaq Stock Market was $11.15 per share and the closing price of our Public Warrants on the Nasdaq Stock Market was $3.04 per warrant. The Common Shares being offered by the Holders were or will be purchased by the Holders at the following prices: (i) $10.00 per share for the 19,025,784 Common Shares issued in the PIPE Financing; (ii) $11.50 per share (i.e., the exercise price of the Warrants) for the 7,400,000 Common Shares issuable upon exercise of the Warrants held by Riverview Sponsor; (iii) effective prices ranging from $1.71 – $10.00 per share for 39,091,021 Common Shares held by our pre-Business Combination equityholders (excluding 785,702 of the 39,876,723 Common Shares held by our pre-Business Combination equityholders being offered pursuant to the Prospectus (as amended or supplemented), which were obtained from the exercise or vesting of employee equity awards that were granted as compensation for services rendered, rather than purchased by the holders thereof), (iv) an effective average price of $0.004 per share for the 4,309,000 Common Shares held by entities affiliated with R. Brad Martin (excluding Common Shares issued in the PIPE Financing), and (v) $11.50 per share (i.e. the current conversion price for the Series A Preferred Shares) for the 23,566,229 Common Shares issuable upon conversion of the outstanding Series A Preferred Shares held by our pre-Business Combination equityholders. The 23,566,229 Series A Preferred Shares held by our pre-Business Combination equityholders were purchased at effective average prices ranging from $9.21 – $10.88 per share. The sale or the possibility of sale of the Common Shares being offered pursuant to the Prospectus (as amended or supplemented) may negatively impact the market price of the Common Shares and Public Warrants.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings or any amendment or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 8, 2023

Westrock Coffee Company

(Exact name of registrant as specified in its charter)

Delaware	001-41485	80-0977200
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4009 N. Rodney Parham Road, 3rd Floor

Little Rock, AR 72212

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (501) 320-4880

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of common stock, par value $0.01 per share	WEST	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock, par value $0.01 per share	WESTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

The 2023 annual meeting of stockholders (the “Annual Meeting”) of Westrock Coffee Company (the “Company”) was held virtually on June 8, 2023, at 8:00 a.m. (Central Time) at www.virtualshareholdermeeting.com/WEST2023. During the Annual Meeting, the Company’s stockholders voted on two proposals. The proposals are described in the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission on April 27, 2023. The voting results for each of the proposals are set forth below.

1.	Election of Directors. The three Class I director nominees named in the Proxy Statement were elected to the Company’s Board of Directors for three-year terms expiring at the 2026 annual meeting of stockholders by the following votes:

Name	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Mark A. Edmunds	91,152,502	972,818	30,137	3,042,600
Joe T. Ford	92,020,613	129,814	5,030	3,042,600
Oluwatoyin Umesiri	91,420,782	698,844	35,831	3,042,600

2.	Ratification of PricewaterhouseCoopers LLP as the Company’s Independent Registered Public Accountant. The stockholders ratified the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accountant for the fiscal year ending December 31, 2023, by the following votes:

Votes For	Votes Against	Votes Abstained
95,185,139	5,237	7,681

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COFFEE COMPANY

By:	/s/ Robert P. McKinney
Name:	Robert P. McKinney
Title:	Chief Legal Officer and Corporate Secretary

Dated: June 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 30, 2023 (June 29, 2023)

Westrock Coffee Company

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41485	80-0977200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4009 N. Rodney Parham Rd.

3rd Floor

Little Rock, AR 72212

(Address of Principal Executive Offices, and
Zip Code)

(501) 320-4880

Registrant’s Telephone Number, Including
Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of common stock, par value $0.01 per share	WEST	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock, par value $0.01 per share	WESTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

PIPE Investment

On June 29, 2023, Westrock Coffee Company, a Delaware corporation (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with HF Direct Investments Pool, LLC (the “HF Investor”), an affiliate of HF Capital, LLC, pursuant to which the Company agreed to sell and issue to the HF Investor and the HF Investor agreed to purchase from the Company 5 million shares (the “HF Subscription Amount”) of common stock, par value $0.01 per share (the “Common Shares”), of the Company at a purchase price per share of $10.00 for aggregate gross proceeds to the Company of $50 million (such transaction, the “HF Investment”). The HF Investor is a current stockholder of the Company and holds, as of the date of this current report, approximately 8 million Common Shares.

The HF Investment is subject to customary closing conditions including the termination or expiration of the waiting period (and any extension thereof) applicable to the HF Investment under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company and the HF Investor are required to use their respective reasonable best efforts to obtain all necessary governmental approvals for the HF Investment. The Subscription Agreement may be terminated under certain circumstances, including if the closing of the HF Investment has not occurred by December 29, 2023.

The HF Investment is subject to the potential exercise of preemptive rights (the “BBH Preemptive Rights”) by affiliates of Brown Brothers Harriman & Co. (the “BBH Stockholders”) to subscribe up to their pro-rata ownership of the capital stock of the Company, under the terms of that certain Investor Rights Agreement, dated April 4, 2022 (the “Investor Rights Agreement”), by and among the Company, the BBH Stockholders, and the other parties thereto. If the BBH Stockholders exercise the BBH Preemptive Rights, the aggregate offering size will be increased so as to permit the HF Investor to subscribe for the HF Subscription Amount (after giving effect to exercise of the BBH Preemptive Rights).

The Subscription Agreement also provides that following the Closing, the HF Investor shall have the right to designate to one (1) director to the board of directors of the Company (the “Board”), subject to the terms and conditions of the Amended and Restated Investor Rights Agreement (see below under “Amended and Restated Investor Rights Agreement”).

The foregoing descriptions of the Subscription Agreement, the HF Investment and the BBH Preemptive Rights are not complete and are qualified in their entirety by reference to the full text of the Subscription Agreement and the Investor Rights Agreement, which are included in this current report as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference.

Amended and Restated Investor Rights Agreement

In connection with the HF Investment, the HF Investor and the current parties to the Investor Rights Agreement entered into an amendment and restatement of the Investor Rights Agreement (the “Amended and Restated Investor Rights Agreement”). The Amended and Restated Investor Rights Agreement will only be effective upon the closing of the HF Investment and will at such time restate and supersede the Investor Rights Agreement.

Among other things, the Amended and Restated Investor Rights Agreement will amend the Investor Rights Agreement to provide the HF Investor with the right to designate one (1) director to Class II of the Board, subject to the HF Investor (together with certain affiliates) owning at least 5% of the capital stock of the Company and the other terms and conditions set forth therein.

The foregoing description of the Amended and Restated Investor Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Amended and Restated Investor Rights Agreement, which is attached to this current report as Exhibit 4.2 and is incorporated herein by reference.

Credit Agreement Amendment

On June 30, 2023, Westrock Beverage Solutions, LLC (the “Borrower”), a Delaware limited liability company and a wholly-owned subsidiary of the Company, entered into Amendment No. 2 (the “Amendment”) among the Borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, to the Credit Agreement dated as of August 29, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the effectiveness of the Amendment, the “Existing Credit Agreement” and, as amended by the Amendment, the “Amended Credit Agreement”), among the Borrower, the Company, Wells Fargo Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”), as collateral agent and as swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, the issuing banks party thereto from time to time and the lenders party thereto from time to time.

The Amendment established a covenant relief period (the “Covenant Relief Period”) commencing on June 30, 2023, and ending on the earlier to occur of (i) April 1, 2025 and (ii) the date following December 31, 2023, on which the Borrower delivers to the Administrative Agent a certificate of a responsible officer (a) electing to terminate the Covenant Relief Period, (b) demonstrating a total net leverage ratio less than 3.75x and (c) attaching projections demonstrating compliance with the total net leverage ratio financial covenant (as in effect prior to giving effect to the Covenant Relief Period) until the then-existing latest maturity date.

During the Covenant Relief Period, (i) the total net leverage ratio financial covenant will be (a) 5.00x for the test period ending June 30, 2023, (b) 5.25x for the test period ending September 30, 2023, (c) 5.50x for the test periods ending on or after December 31, 2023 to and including September 30, 2024, (d) 5.00x for the test period ending December 31, 2024 and (e) 4.50x for the test period ending March 31, 2025 and (ii) the applicable margin for any term SOFR rate loan will range from 2.50% to 3.75% and for any ABR loan will range from 1.50% to 2.75%, in each case depending on the total net leverage ratio. After the Covenant Relief Period, the total net leverage ratio financial covenant and the applicable margin for term SOFR rate loans and ABR loans will be consistent with the terms of the Existing Credit Agreement. During and after the Covenant Relief Period, the minimum interest coverage ratio financial covenant will be 2.00x.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached to this current report as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this report under the heading “PIPE Investment” is incorporated by reference into this Item 3.02.

Additionally, the Company also entered into a definitive agreement with an affiliate of the Herbert Hunt family (the “Hunt Investor”), pursuant to which the Company agreed to sell and issue to the Hunt Investor and the Hunt Investor agreed to purchase from the Company 2.5 million Common Shares (the “Hunt Subscription Amount”) at a purchase price per share of $10.00 for aggregate gross proceeds to the Company of $25 million (such transaction, the “Hunt Investment”, and together with the HF Investment, the “Investments”). The Hunt Investment is subject to customary closing conditions. The Hunt Investment is also subject to the BBH Preemptive Rights. If the BBH Stockholders exercise the BBH Preemptive Rights, the aggregate offering size will be increased so as to permit the Hunt Investor to subscribe for the Hunt Subscription Amount (after giving effect to exercise of the BBH Preemptive Rights).

The issuance of the Common Shares in the Investments and pursuant to the BBH Preemptive Rights (if any) is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption provided by Rule 506(b) of Regulation D promulgated under the Securities Act.

Item 8.01.	Other Events.

On June 30, 2023, the Company issued a press release announcing entry into the Investments and the Amendment. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.
Exhibit No.	Description of Exhibit
4.1	Investor Rights Agreement, dated as of April 4, 2022, by and among Westrock Coffee Company, Westrock Group, LLC, The Stephens Group, LLC, Sowell Westrock, L.P., BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC and Riverview Sponsor Partners, LLC (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-4 (File No. 333-264464), initially filed on April 25, 2022 by Westrock Coffee Company)
4.2	Amended and Restated Investor Rights Agreement, dated as of June 29, 2023, by and among Westrock Coffee Company, Westrock Group, LLC, The Stephens Group, LLC, Sowell Westrock, L.P., BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC, Riverview Sponsor Partners, LLC and HF Direct Investments Pool, LLC
10.1	Subscription Agreement, dated June 29, 2023, by and between Westrock Coffee Company and HF Direct Investments Pool, LLC.
10.2	Amendment No. 2, dated as of June 30, 2023, among Westrock Beverage Solutions, LLC, as the borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent.
99.1	Press Release, dated June 30, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COFFEE COMPANY

By:	/s/ Robert P, McKinney
	Name:	Robert P. McKinney
	Title:	Chief Legal Officer

Dated: June 30, 2023